Mail Stop 4561

May 18, 2006

Mr. Marc Sherman
Chief Executive Officer and President
QSGI, Inc. (Formerly WindsorTech, Inc.)
70 Lake Drive
Hightstown, NJ   08520

> **Re: QSGI, Inc. (Formerly WindsorTech, Inc.)**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed March 30, 2006**
> **File No. 001-32620**

Dear Mr. Sherman:

We have reviewed your response letter dated April 24, 2006 and have the following additional comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005

Item 13 – Exhibits and Financial Statements, page 42

1.   Please tell us how you have applied the guidance in EITF 00-19 in evaluating whether the warrants issued in May 2004 in connection with the sale of six million shares of your common stock should be accounted for as liabilities. We note that you filed a registration statement on July 21, 2004 for the shares underlying these warrants that currently remains effective, however your registration rights agreement requires you to keep the registration statement continuously effective for a two year period, or else you are required to pay a liquidated damages payment equal to 2.5% of the purchase price per month until the event is cured, with no cap on the maximum penalty that could be incurred. The EITF recently deliberated the impact of these liquidated damages clauses and the effect on the accounting and classification of instruments subject to the scope of EITF 00-19 in EITF 05-4. The EITF has not reached a consensus on this issue and has deferred deliberation until the FASB addresses certain questions which could impact a conclusion on this issue. However, in the meantime, please tell us how you considered the guidance in EITF 05-4 and the different views on this issue as outlined in Issue Summary No. 1 of EITF 05-4 in analyzing the registration rights agreement and in considering whether you are required to account for the warrants as liabilities.

       As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel Gordon
Branch Chief